Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 40 DATED SEPTEMBER 21, 2005

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003 as supplemented by Supplement No. 9 dated May 18, 2004, Supplement No. 33 dated May 23, 2005, Supplement No. 34 dated May 23, 2005, Supplement No. 37 dated August 9, 2005, Supplement No. 38 dated August 18, 2005, and Supplement No. 39 dated August 26, 2005. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	summary financial data for the tenant of the Nashoba Buildings;

•	the acquisition of three six-story office buildings containing a total of approximately 451,000 rentable square feet in East Palo Alto, California; and

•	information regarding our indebtedness.

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on December 1, 2003. As of September 20, 2005, we had received aggregate gross offering proceeds of approximately $1.7 billion from the sale of approximately 172.2 million shares in our initial public offering. After incurring approximately $34.4 million in acquisition fees, approximately $163.6 million in selling commissions and dealer manager fees, approximately $28.7 million in other organization and offering expenses, and funding common stock redemptions of approximately $9.5 million pursuant to the share redemption program, as of September 20, 2005, we had raised aggregate net offering proceeds of approximately $1.5 billion.

Summary Financial Data for Tenant of Nashoba Buildings

As disclosed in Supplement No. 38 dated August 18, 2005 to the REIT II Prospectus dated November 26, 2003, we acquired an approximate 99% interest in a three-story office building containing approximately 298,000 rentable square feet and a two-story office building containing approximately 160,000 rentable square feet (the “Nashoba Buildings”) on August 18, 2005. The purchase price for our interest in the Nashoba Buildings was approximately $92.5 million, plus closing costs.

The Nashoba Buildings are entirely leased to Lucent Technologies, Inc. (“Lucent”). Lucent, which is traded on the New York Stock Exchange, builds and delivers a wide range of public and private networks, communications systems and software, and data networking systems.

Because the Nashoba Buildings are leased to a single tenant on a long-term basis under a net lease that transfers substantially all of the operating costs to the tenant, we believe that the financial condition and results of operations of the lessee, Lucent, is more relevant to investors than financial statements of the property acquired.

Lucent currently files its financial statements in reports filed with the SEC, and the following summary financial data regarding Lucent is taken from its previously filed public reports:

	For the Fiscal Year Ended
	9/30/2004	9/30/2003	9/30/2002
	(in millions)
Consolidated Statements of Operations
Revenues	$9,045	$8,470	$12,321
Operating Income (Loss)	$1,219	$(222)	$(6,979)
Net Income (Loss)	$2,002	$(770)	$(11,753)

	As of the Fiscal Year Ended
	9/30/2004	9/30/2003	9/30/2002
	(in millions)
Consolidated Balance Sheets
Total Assets	$16,963	$15,911	$17,791
Long-term Debt	$4,837	$4,439	$3,236
Stockholders’ Deficit	$(1,379)	$(4,239)	$(4,734)

For more detailed financial information regarding Lucent, please refer to their financial statements, which are publicly available with the SEC at http://www.sec.gov.

Acquisition of the University Circle Buildings

On September 21, 2005, we purchased three six-story office buildings containing a total of approximately 451,000 rentable square feet (the “University Circle Buildings”) from University Circle Investors, LLC (the “Seller”), which is not affiliated with us or Wells Capital, Inc. The University Circle Buildings are located on a total of approximately 9.3 acres of land located at 1900, 1950 and 2000 University Avenue in East Palo Alto, California.

The purchase price of the University Circle Buildings was approximately $291.0 million, plus closing costs. The acquisition was funded with net proceeds raised from this public offering and the assumption of a $118.3 million fixed rate loan secured by the University Circle Buildings in favor of Teachers Insurance & Annuity Association of America (the “TIAA Loan”). Provided the Seller procures qualified leases, as defined by the purchase and sale agreement, for the vacant space on or before May 1, 2006, we would owe the Seller additional purchase price based on a pre-determined formula pursuant to the terms of an earnout agreement entered into at closing between us and the Seller. In no event shall the additional purchase price paid by us to the Seller under the earnout agreement exceed $12.9 million.

The TIAA Loan requires monthly principal and interest payments of approximately $0.8 million and matures in January 2011. The annual interest rate of the TIAA Loan is 6.04%. We may prepay the TIAA Loan in full any time after December 31, 2005 for a fee equal to the greater of (i) 1.0% of the outstanding principal balance at the time of prepayment or (ii) the amount by which the remaining principal and interest payments discounted at the Discount Rate plus 50 basis points exceed the outstanding principal balance at the time of prepayment. The Discount Rate is defined as the yield on a U.S. Treasury issue selected by the Lender and having a maturity date corresponding to that of the TIAA Loan.

The University Circle Buildings, which were completed from 2001 to 2003, are leased to DLA Piper Rudnick Gray Cary (“DLA Piper”) (approximately 26%), Bingham McCutchen, LLP (“Bingham McCutchen”) (approximately 16%) and Dewey Ballantine, LLP (“Dewey Ballantine”) (approximately 13%) and various other office and retail tenants (approximately 35%). Approximately 10% of the University Circle Buildings are currently vacant.

DLA Piper is a business law firm of 2,900 lawyers in 53 offices throughout the United States, Europe and Asia, whose core practices are commercial, corporate and finance, real estate, legislative and regulatory, litigation, human resource and technology, and media and communications. Bingham McCutchen is a national legal firm with more than 850 lawyers in 11 offices spanning the United States and abroad, focused on serving clients involved in financial transactions, a full range of corporate and technology matters, and litigation. Dewey Ballantine is an international law firm with more than 550 attorneys in 13 offices throughout the United States, Europe and Asia. Through its network of offices, the firm handles corporate transactions, litigation and tax matters in areas such as M&A, private equity, project finance, corporate finance, corporate reorganization and bankruptcy, antitrust, intellectual property, sports law, structured finance and international trade.

The current aggregate annual base rent for DLA Piper, Bingham McCutchen, Dewey Ballantine and the other 16 tenants of the University Circle Buildings is approximately $12.5 million. The current weighted-average remaining lease term for DLA Piper, Bingham McCutchen, Dewey Ballantine and the other 16 tenants is approximately 10 years. DLA Piper, Bingham McCutchen and Dewey Ballantine have the right, at their option, to extend the initial terms of their leases for two additional five-year periods. Dewey Ballantine has an ongoing right to terminate its lease effective August 31, 2009 for a termination fee of $0.5 million for each floor for which the lease is terminated.

We do not intend to make significant renovations or improvements to the University Circle Buildings. We believe that the University Circle Buildings are adequately insured.

Indebtedness

As of September 21, 2005, following the acquisition of the University Circle Buildings, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 25%. As of September 21, 2005, total indebtedness was $505.2 million, which consisted of fixed-rate mortgages on certain properties. No amounts were outstanding under our $400.0 million credit facility with Wachovia Bank, N.A. Based on the value of our borrowing-base properties, we had approximately $211.9 million in remaining capacity under our $400.0 million credit facility.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Real Estate Investment Trust II, Inc. consists of this sticker, the prospectus dated November 26, 2003, Supplement No. 9 dated May 18, 2004, Supplement No. 33 dated May 23, 2005, Supplement No. 34 dated May 23, 2005, Supplement No. 37 dated August 9, 2005, Supplement No. 38 dated August 18, 2005, Supplement No. 39 dated August 26, 2005, and Supplement No. 40 dated September 21, 2005.

Supplement No. 9 supersedes and replaces Supplement No. 1 through Supplement No. 8 to the prospectus. Supplement No. 9 includes:

•	audited consolidated financial statements for the period from inception (July 3, 2003) to December 31, 2003;

•	unaudited financial statements as of March 31, 2004 and for the period from January 1, 2004 through March 31, 2004;

•	unaudited pro forma financial statements as of March 31, 2004 and for the periods from January 1, 2003 (pre-inception) through December 31, 2003 and January 1, 2004 through March 31, 2004;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that which was filed in our Quarterly Report on Form 10-Q dated May 17, 2004;

•	information about our property acquisitions through May 18, 2004;

•	a table showing our estimated use of proceeds;

•	additional information regarding the tax consequences of participation in our Dividend Reinvestment Plan;

•	a full description of our revised Share Redemption Program; and

•	all other material items that had been previously disclosed in Supplement No. 1 through Supplement No. 8.

Supplement No. 33 supersedes and replaces Supplement No. 10 through Supplement No. 27. Supplement No. 33 includes:

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K, dated March 15, 2005, for the year ended December 31, 2004;

•	audited financial statements as of December 31, 2004 and for the year ended December 31, 2004;

•	information regarding property acquisitions reported in Supplement No. 10 through Supplement No. 27, including required audited financial statements;

•	updated estimates regarding our use of proceeds;

•	changes to the suitability standards applicable to investors in Kansas;

•	the enactment of new tax legislation which, among other things, amends certain rules relating to REITs; and

•	all other material items previously disclosed in Supplement No. 10 through Supplement No. 27.

Supplement No. 34 supersedes and replaces Supplement No. 28 through Supplement No. 32. Supplement No. 34 includes:

•	the status of our ongoing public offering;

•	information regarding our indebtedness;

•	information regarding property acquisitions since March 17, 2005, including the required audited financial statements;

•	entering into a new credit facility with Wachovia;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended March 31, 2005, filed on May 6, 2005, except that this discussion:

•	reflects the new credit facility described above, which was entered into on May 9, 2005; and

•	updates the forward-looking statement regarding known trends that might affect our dividend (see “—Liquidity and Capital Resources—Short-term Liquidity and Capital Resources”);

•	unaudited financial statements as of and for the three months ended March 31, 2005; and

•	updated information regarding the prior performance of Wells-sponsored programs.

Supplement No. 37 supersedes and replaces Supplement No. 35 and Supplement No. 36. Supplement No. 37 includes:

•	the status of our ongoing public offering

•	information regarding our indebtedness;

•	information regarding property acquisitions since May 24, 2005;

•	entering into a purchase and sale agreement for the acquisition of a three-building office complex containing approximately 451,000 rentable square feet in East Palo Alto, California;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended June 30, 2005, filed on August 5, 2005;

•	unaudited financial statements as of and for the six months ended June 30, 2005; and

•	unaudited pro forma financial statements as of June 30, 2005 and for the year ended December 31, 2004 and the six months ended June 30, 2005.

Supplement No. 38 includes:

•	the status of our ongoing public offering;

•	the acquisition of two office buildings containing a total of approximately 458,000 rentable square feet in Westford, Massachusetts; and

•	information regarding our indebtedness.

Supplement No. 39 includes:

•	the status of the offering of shares in REIT II;

•	the acquisition of a four-story office building containing approximately 168,000 rentable square feet in Orlando, Florida; and

•	information regarding our indebtedness.

Supplement No. 40 includes:

•	the status of the offering of shares in REIT II;

•	summary financial data for the tenant of the Nashoba Buildings;

•	the acquisition of three six-story office buildings containing a total of approximately 451,000 rentable square feet in East Palo Alto, California; and

•	information regarding our indebtedness.